UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2022

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65 Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Preliminary Results of Operations

•	The preliminary results shown below may differ from the final results.

1. Basis: Consolidated

Classification (unit : in 100 millions of Won, %)		Current Period (Second quarter of 2022)	Previous Period (First quarter of 2022)	Changes (%)	Year to Year Comparison (Second quarter of 2021)	Changes (%)
Operating Revenue	Quarterly Results	42,899	42,772	0.30	41,251	3.99
	Year-to-date (“YTD”) Results	85,671	42,772	—	82,382	3.99
Operating Income	Quarterly Results	4,596	4,324	6.29	3,957	16.15
	YTD Results	8,920	4,324	—	7,699	15.85
Profit from Continuing Operations Before Income Tax	Quarterly Results	4,028	3,270	23.17	5,776	(30.26)
	YTD Results	7,298	3,270	—	10,641	(31.42)
Profit for the Period	Quarterly Results	2,581	2,203	17.16	7,957	(67.56)
	YTD Results	4,785	2,203	—	13,677	(65.01)
Attributable To: Controlling Interests	Quarterly Results	2,539	2,113	20.17	7,658	(66.85)
	YTD Results	4,651	2,113	—	13,241	(64.87)

2. Basis: Separate

Classification (unit : in 100 millions of Won, %)		Current Period (Second quarter of 2022)	Previous Period (First quarter of 2022)	Changes (%)	Year to Year Comparison (Second quarter of 2021)	Changes (%)
Operating Revenue	Quarterly Results	31,182	30,774	1.33	30,216	3.20
	YTD Results	61,956	30,774	—	60,023	3.22
Operating Income	Quarterly Results	3,809	3,569	6.71	3,284	16.00
	YTD Results	7,378	3,569	—	6,357	16.07
Profit Before Income Tax	Quarterly Results	3,284	3,386	(3.02)	2,206	48.83
	YTD Results	6,670	3,386	—	8,015	(16.78)
Profit for the Period	Quarterly Results	2,245	2,520	(10.93)	1,840	21.98
	YTD Results	4,765	2,520	—	6,500	(26.70)

3. Source of Data	Data Provider	IR, SK Telecom
	Provided for	Analysts and Investors

	Date of Provision	August 9, 2022 / 3:00 p.m. (Seoul time)
	Location	2022 2Q Earnings Results Conference Call
	Organizing Team	IR, SK Telecom (+82-2-6100-2114)

4. Other Important Matters Relating to an Investment Decision

•   The preliminary results set forth in this report have been prepared on a consolidated basis and separate basis in accordance with International Financial Reporting Standards as adopted in Korea and may be subject to change based on the results of the audit by the Company’s external auditor.

•   The preliminary results set forth in this report reflect profits and losses from discontinued operations comprising certain businesses that were horizontally spun off from the Company in fiscal year 2021.

•   For further relevant materials, please refer to the Company’s IR website at:

https://www.sktelecom.com/en/investor/lib/announce.do

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Hee Jun Chung
(Signature)
Name:	Hee Jun Chung
Title:	Vice President

Date: August 9, 2022